Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2013
Earnings available for fixed charges, as defined:
Net income	$64,006
Tax expense based on income	42,407
Fixed charges (a)	68,706
Earnings available for fixed charges, as defined	$175,119
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$59,774
Estimated interest cost within rental expense	1,814
Amortization of net debt premium, discount, and expenses	7,118
Total fixed charges, as defined	$68,706
Ratio of earnings to fixed charges	2.55
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,512
Adjustment to pretax basis	1,002
$2,514

Combined fixed charges and preferred stock dividend requirements	$71,220
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.46

(a)	Includes interest expense related to uncertain tax positions.